MAG Silver Corp. November 27, 2007
For Immediate Release N/R #07-33

MAG SILVER CLOSES CDN$46.5 MILLION
BOUGHT DEAL PRIVATE PLACEMENT

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG or the “Company”) announces the closing of the previously announced bought deal private placement for 3,000,000 common shares (the “Common Shares”) of MAG Silver at a price of Cdn$15.50 per Common Share (the “Issue Price”) for gross proceeds of Cdn$46,500,000 (the “Offering”).

MAG Silver will use the net proceeds from the Offering to fund further exploration of the Peñoles/MAG Juanicipio Joint Venture and other projects within Mexico and for working capital purposes.  The Company now has approximately $59 million in working capital.

The private placement was brokered by a syndicate of underwriters led by Orion Securities Inc. and including Raymond James Ltd. and Haywood Securities Inc.

All securities issued in this private placement are subject to a four-month hold period expiring March 28, 2008 in compliance with NI 45-102.  As a result of this placement, the Company now has 46,775,696 common shares issued and outstanding and 51,896,896 shares on a fully diluted basis.

Dan MacInnis, President of the Company, said, “The Company is in a very strong working capital position and is well positioned to explore and develop its projects in Mexico.  We are pleased to close this placement and appreciate the support of such a strong syndicate and we welcome many new shareholders.”

The offering described herein has not been registered under the U.S. Securities Act of 1933, as amended, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities, in any State in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Exchange (TSX) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Daniel MacInnis"

President & CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.